Translation

                              Cooperation Agreement
            on documentation transfer [General Contractor Agreement]

Kiev, Ukraine                                   December 11, 1996

      Eurotech, Ltd. [The Firm] in the name of Dr. Randolph S. Graves and UKRSTROJ [UKRSTROJ] - a Ukrainian State Construction Corporation in the name of Mr. Yuri Pelykh acting on the basis of its founding documents have concluded the following agreement.

1. Subject of the Agreement

The subject of the Agreement is to transfer of the rights to use EKOR material and the documentation for the technological equipment for synthesis of EKOR, its piping and casting at the Chernobyl NPP site. Eurotech will also provide the feedstock list and requirements and the consumption of the components per unit of mass and volume.

2. The firm along with the EAPS will provide UKRSTROJ with all required documentation and the Program and methodology for technological testing. EAPS will provide a technical supervision during the application testing.

3. UKRSTROJ does not have rights without Eurotech's consent to transfer documentation on technological equipment. EKOR content, methods of its synthesis and casting to any third party.

2. Terms of documentation transfer.

1. Transfer of the documentation on technological equipment, program for testing, production of EKOR and other will be made between the Firm and UKRSTROJ in the existing legal order.

2. The schedule for transfer will be agreed upon later.

3. The Firm will finance all the works related to technological testing of EKOR and equipment [at the ChNPP].

3. Terms of the Agreement.

1. The agreement will become valid from the moment of signing by the parties and will stay valid for the life of the [testing] project.

Eurotech

Dr. Randolph S. Graves
Chairman and CEO

UKRSTROJ

Mr. Y.K. Pelykh
President

concurred
EAPS
General Director
Dr. M.M. Kozodaeva